

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Via E-mail
Robert W. Hau
Executive Vice President and Chief Financial Officer
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland

    Re: **TE Connectivity Ltd.**
           Form 10-K for the Fiscal Year Ended September 26, 2014
           Filed November 12, 2014
           File No. 1-33260

Dear Mr. Hau:

    We refer you to our comment letter dated March 2, 2015 regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Cecilia Blye

                                    Cecilia Blye, Chief
                                    Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance